UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Hyster-Yale Materials Handling, Inc,

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

Schedule 13 D/A

CUSIP No. 449172204	Page 2 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,153
	8	SHARED VOTING POWER 1,403,781
	9	SOLE DISPOSITIVE POWER 247,153
	10	SHARED DISPOSITIVE POWER 1,403,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 3 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,629,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 4 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,371,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 5 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,349,432
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 6 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,760
	8	SHARED VOTING POWER 1,367,163
	9	SOLE DISPOSITIVE POWER 123,760
	10	SHARED DISPOSITIVE POWER 1,367,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 7 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,783
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,783
	10	SHARED DISPOSITIVE POWER 1,488,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 8 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,272
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,272
	10	SHARED DISPOSITIVE POWER 1,402,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 9 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,332
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,332
	10	SHARED DISPOSITIVE POWER 1,405,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 10 of 18

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,072
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,072
	10	SHARED DISPOSITIVE POWER 338,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 11 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,072
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,072
	10	SHARED DISPOSITIVE POWER 338,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 12 of 18

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacob A. Kuipers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 240
	10	SHARED DISPOSITIVE POWER 348,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* IN

Schedule 13 D/A

CUSIP No. 449172204	Page 13 of 18

Part II to Schedule 13D/A

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by certain signatories to the Stockholders’ Agreement, dated as of September 12, 2012, among the stockholders party thereto and the Issuer (the “Stockholders’ Agreement”), that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”) and as amended by Amendment No. 2 filed on February 14, 2014 (“Amendment No. 2”), together with the Initial Filing, the “Filings”). This Amendment No. 3 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2. Identity and Background.

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading John C. Butler, Jr., which appear in the Initial Filing, are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO Industries Inc. and (b) Senior Vice President –Project Development, Administration and Mississippi Operations of North American Coal.

The statements under the heading Julia L. Rankin Kuipers, which appear in the Initial Filing, are hereby deleted and replaced by the following:

Julia Rankin Kuipers. Mrs. Kuipers’ address is 161 Cushing Street, Cambridge, MA 02138. Mrs. Kuipers is not employed.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 3,302,756 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 83.3% of the outstanding Class B Common as of December 31, 2014.

The statements under the heading Alfred M. Rankin Jr., which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 247,153 shares of Class B Common and shares the power to vote and dispose of 1,403,781 shares of Class B Common. Collectively, the 1,650,934 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 41.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Victoire G. Rankin, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Mrs. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,629,928 shares of Class B Common. Collectively, the 1,650,934 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 41.6% of the Class B Common outstanding as of December 31, 2014.

Schedule 13 D/A

CUSIP No. 449172204	Page 14 of 18

The statements under the heading Helen R. Butler, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,371,553 shares of Class B Common. Collectively, the 1,430,139 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 36.1% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Clara T. Rankin Williams, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,349,432 shares of Class B Common. Collectively, the 1,408,018 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 35.5% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Claiborne R. Rankin, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,760 shares of Class B Common and shares the power to vote and dispose of 1,367,163 shares of Class B Common. Collectively, the 1,490,923 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 37.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Chloe O. Rankin, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,783 shares of Class B Common and shares the power to dispose of 1,488,140 shares of Class B Common. Collectively, the 1,490,923 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 37.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading John C. Butler, Jr., which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 27,272 shares of Class B Common and shares the power to dispose of 1,402,867 shares of Class B Common. Collectively, the 1,430,139 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 36.1% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading David B. Williams, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams has the sole power to vote and dispose of 2,332 shares of Class B Common and shares the power to dispose of 1,405,686 shares of Class B Common. Collectively, the 1,408,018 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 35.5% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin. The trust has the sole power to vote and dispose of 10,072 shares of Class B Common and shares the power to dispose of 338,535 shares of Class B Common. Collectively, the 348,607 shares of Class B Common beneficially owned by the trust constitute approximately 8.8% of the Class B Common outstanding as of December 31, 2014.

Schedule 13 D/A

CUSIP No. 449172204	Page 15 of 18

The statements under the heading Julia L. Rankin Kuipers, which appear in the Initial Filing, are hereby deleted and replaced in their entirety by the following:

Julia Rankin Kuipers. Mrs. Kuipers has the sole power to vote and dispose of 10,072 shares of Class B Common and shares the power to dispose of 338,535 shares of Class B Common. Collectively, the 343,607 shares of Class B Common beneficially owned by Mrs. Kuipers constitute approximately 8.8% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Jacob A. Kuipers, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Jacob A. Kuipers. Mr. Williams has the sole power to vote and dispose of 240 shares of Class B Common and shares the power to dispose of 348,367 shares of Class B Common. Collectively, the 348,607 shares of Class B Common beneficially owned by Mr. Kuipers constitute approximately 8.8% of the Class B Common outstanding as of December 31, 2014.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

Schedule 13 D/A

CUSIP No. 449172204	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

/s/ Alfred M. Rankin, Jr.
Name:	Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for John C. Butler, Jr., as Custodian for Clara Rankin Butler*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for John C. Butler, Jr., as Custodian for Griffin B. Butler*

Schedule 13 D/A

CUSIP No. 449172204	Page 17 of 18

Attorney-in-Fact for Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara Rankin Williams, as Custodian for Margo Jamison Victoire Williams*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust*
Attorney-in-Fact for David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust*
Attorney-in-Fact for David B.H. Williams as Custodian for Helen Charles Williams*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Scott Seelbach, as Custodian for Taplin Elizabeth Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin*
Attorney-in-Fact for Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Mary Marshall Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for William Alexander Rankin*

Schedule 13 D/A

CUSIP No. 449172204	Page 18 of 18

Attorney-in-Fact for Matthew M. Rankin, as Custodian for Margaret Pollard Rankin*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, as Custodian for Isabelle Seelbach*
Attorney-in-Fact for Alison A. Rankin, as Custodian for Elisabeth M. Rankin*
Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Cory Freyer*
Attorney-in-Fact for Jennifer Dickerman*
Attorney-in-Fact for Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co- Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966*
Attorney-in-Fact for DiAhn Taplin*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 7 to the Schedule 13D, filed February 14, 2013.